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                           October 13, 2022

       Fernando Cornejo
       Chief Financial Officer
       Kalera Public Limited Company
       10 Earlsfort Terrace
       Dublin 2, D02 T380
       Ireland

                                                        Re: Kalera Public
Limited Company
                                                            Registration
Statement on Form S-1
                                                            Filed October 7,
2022
                                                            File No. 333-267797

       Dear Fernando Cornejo:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Ansart at 202-551-4511 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              David Dixter